SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For November 5, 2007	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2007

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	“EnCana to acquire partner Leor Energy’s interests in highly prolific Deep Bossier gas fields of East Texas for US$2.55 billion”

EnCana to acquire partner Leor Energy’s interests in highly prolific
Deep Bossier gas fields of East Texas for US$2.55 billion
EnCana to double ownership to 100 percent in Amoruso Field; strong wells each produce more than 50 MMcf/d
Conference call today at 9 a.m. Mountain Time (11 a.m. ET), details below
Calgary, Alberta, (November 5, 2007) – A subsidiary of EnCana Corporation (TSX & NYSE: ECA) has entered into an agreement to acquire all of the Deep Bossier natural gas and land interests of privately-owned Leor Energy in Texas for US$2.55 billion.
“We are acquiring our partner’s 50 percent interest in the prolific Amoruso Field, centered in one of the fastest-growing natural gas trends in North America – the Deep Bossier formation. These assets are a seamless fit with our existing production and operations, and they hold tremendous growth potential in the near and longer term. Strengthening our Deep Bossier position exemplifies EnCana’s core strategy – being a leading North American unconventional gas producer,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“We began to work on acquiring Leor’s remaining interest this spring and becoming the 100 percent owner of the Amoruso Field is the culmination of more than two years of development work along the Deep Bossier geological trend in East Texas. As operator of the Amoruso Field, we have led the exploration, definition and systematic development of this exciting new geological resource since our entry in 2005 until today. In just over 24 months, production from the Amoruso Field has grown from zero to more than 215 million gross cubic feet per day. This is an exciting long-life asset that is at the earliest days of development. It has the potential to be the leading resource play in our North American portfolio,” Eresman said.
High-volume gas wells
The Amoruso Field is home to some of the largest producing onshore gas wells in the United States during the past five years. Two of the country’s five largest wells since 2002 – Bonnie Ann 1 and South McLean B1 – are in the Amoruso Field. Initial gross production rates in these wells have exceeded 50 million cubic feet per day. The most recent Amoruso well – Laxson – is producing about 65 million gross cubic feet of gas per day. EnCana has seven rigs working in the field now and expects to increase that to about 10 next year.
“This is a resource acquisition. We are investing today for tomorrow’s reserves and production growth. This acquisition follows our successful practice of entering a play early, locking up a large land position, applying the right technology and generating value that was previously unrecognized. It is similar to what we have done in plays such as Jonah in Wyoming and Cutbank Ridge in British Columbia,” Eresman said.
Leor resource acquired for about $3 per thousand cubic feet
EnCana estimates the Deep Bossier lands acquired from Leor have about 200 net well locations. Each well costs about $10 million to drill, complete and tie in and is expected to recover between 8 billion and 13 billion cubic feet of gas. This results in estimated ultimate recovery of between 1.3 trillion to 1.8 trillion cubic feet of gas net after royalties. At the midpoint of this range, EnCana estimates that would result in a full-cycle finding, development and acquisition cost of about $3.00 per thousand cubic feet.

Entire Deep Bossier play cost of about $2.50 per thousand cubic feet
When combined with EnCana’s existing Deep Bossier interests, the company estimates that it would have a total of about 370 potential drilling locations with a similar range of estimated gas recovery per well. This would put estimated ultimate recovery, on a net after-royalty basis, at between 2.4 trillion and 3.3 trillion cubic feet, resulting, at the midpoint, in a full-cycle finding, development and acquisition cost of about $2.50 per thousand cubic feet. In addition to the Deep Bossier formations, the acquired lands have significant potential in shallower formations that is expected to enhance the ultimate gas recovered and the play’s economics.
The Leor acquisition includes:
•	Leor’s 50 percent interest in the Amoruso Field

•	Daily gas production of about 75 million net cubic feet per day

•	About 26,600 net acres of land in Amoruso, centered in Robertson County about half way between Dallas and Houston

•	About 9,100 net acres of offsetting land to the east at South Hilltop

•	About 20,600 net acres of other undeveloped lands in Robertson and Madison counties

•	Total East Texas land of about 56,300 net acres, the vast majority of which is undeveloped
EnCana started acquiring, exploring and developing Deep Bossier play more than two years ago
EnCana entered this Deep Bossier formation play in July 2005 by acquiring a 30 percent interest from Leor, then increased its Amoruso interest to 50 percent in June 2006. EnCana has drilled and operated most of the Amoruso Field’s 30 producing wells to date. Current production is constrained, but substantial new processing capacity is expected to come on stream in December with the completion of a new gas plant and a gathering system expansion. EnCana expects production to reach more than 220 million cubic feet per day by year-end and average between 315 million and 355 million cubic feet per day in 2008, up more than double from current levels.
One of North America’s best new resource plays
“This Deep Bossier play is among the best new unconventional gas properties in North America,” said Jeff Wojahn, Executive Vice-President & President of EnCana’s USA Region. “The Deep Bossier geological trend runs along the well-established Bossier shelf, which currently produces more than 1.4 billion cubic feet per day of gas. We have just begun to tap the emerging potential of this deeper accumulation of gas-charged rock. Deep Bossier wells are 15,000 to 20,000 feet deep and intersect shale and sandstone formations that range between 2,000 and 3,000 feet thick.”
Continual production and cost improvement
“With each well drilled, our initial production rates have increased, and our most recent wells have averaged more than 20 million gross cubic feet per day during the first month. Over the past two years, we have conducted extensive seismic mapping, advanced our technical understanding of the geology, optimized drilling targets, lowered well costs and improved recovery rates. This acquisition increases our total land over the Deep Bossier trend to about 215,000 net acres,” Wojahn said.
Deep Bossier at the heart of U.S. gas market, well-developed infrastructure and service sector
Beyond its superb geological characteristics, this Deep Bossier geological trend is located in a highly-developed oil and gas region that benefits from an experienced and well-established service sector, efficient state regulation and available midstream gas processing. Production is close to major pipelines with ample transportation capacity and the continent’s most liquid trading hubs – Henry Hub, Louisiana, the Houston Ship Channel and Carthage, Texas. The asset’s location and infrastructure enables producers to capture some of the most attractive netbacks in North America.

Deep Bossier acquisition immediately accretive to cash flow
EnCana expects the acquisition will be immediately accretive to cash flow and neutral to earnings. EnCana plans to pay for the acquisition with a combination of cash and debt. EnCana has arranged a US$2 billion revolving bridge financing with CIBC to help fund the acquisition.  On a pro forma basis after the planned acquisition, EnCana estimates that its net debt-to-capitalization ratio will be about 33 percent, which is in the lower half of the company’s targeted range of between 30 and 40 percent. EnCana’s net debt-to-adjusted EBITDA multiple, on a trailing 12-month basis, is expected to remain at slightly higher than 1 times, which is at the low end of the company’s target range. The acquisition has an effective date of October 1, 2007 and is expected to close before year-end. The transaction is subject to closing conditions and regulatory approvals. EnCana expects to continue its program of non-core asset divestitures in the future.
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

CONFERENCE CALL TODAY
EnCana will host a conference call today, Monday, November 5, 2007, starting at 9 a.m., Mountain Time (11 a.m. Eastern Time), to discuss EnCana’s planned acquisition of Leor’s interests. Conference call participants can also view presentation slides during the call via the VisionCast link noted below.
To participate in the conference call, please dial (416) 915-8331 or (866) 904-6909 approximately 10 minutes prior to the start time.
To view the presentation slides that accompany the call, go to this VisionCast link on the Internet 10 minutes before the start time:
https://www.livemeeting.com/cc/vcc/join?id=w6164982&role=attend&pw=A616498
There is no audio webcast of the conference call. Participants must call in to the telephone numbers above to hear the call.
An archived recording of the call will be available from approximately 3:00 p.m. Mountain Time on November 5 until midnight November 9, 2007 by dialing (888) 203-1112 or (647) 436-0148 and entering access code 6164982.
EnCana Corporation
With an enterprise value of approximately US$60 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, statements with respect to: growth potential, estimates of original gas in place, recoverable gas in place, recovery rates, drilling and other costs per well, production, decline rates, payout periods and estimated ultimate recovery for the Deep Bossier formation and Amoruso Field, both in the near and long term; projections with respect to future available gas transportation capacity and regional natural gas supplies utilizing such capacity; expected drilling activity in the Amoruso Field; projected finding, development and acquisition costs for the Amoruso Field formation and Deep Bossier play; projections that the Amoruso Field may be a top or best emerging resource play; the projected life and production profile of the Amoruso Field and wells therein, and the Company’s estimation of the current stage of development thereof; expected gas processing capacity increases and its effect on production levels by year end; projections with respect to available netbacks with respect to Amoruso Field gas production; the impact of the acquisition on cash flow and earnings; plans for the funding of the acquisition; projections of the Company’s net debt-to-capitalization ratio and net debt-to-adjusted EBITDA multiple following the acquisition; the satisfaction of closing conditions and receipt of regulatory approvals; the expected timing of, and closing date for, the acquisition; potential future non-core asset divestitures; the projected impact of the new Alberta royalty framework on the Company’s projects and developments, projected increases in royalties which may be payable thereunder and potential reductions in capital available for investment; and the expected announcement of the Company’s 2008 capital investment plans. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
NOTE REGARDING CERTAIN DEFINITIONS — Resource Play and Estimated Ultimate Recovery — EnCana uses the terms resource play and estimated ultimate recovery. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meanings set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom.
NOTE REGARDING NON-GAAP MEASURES — Net Debt-to-Capitalization and Adjusted EBITDA are non-GAAP measures. Adjusted EBITDA is defined as Net Earnings from Continuing Operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization. Net Debt-to-Capitalization and Net Debt-to-Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751